                                                                EXHIBIT 99(a)(1)

                            IXC COMMUNICATIONS, INC.

                                OFFERING CIRCULAR

                  OFFER TO EXCHANGE SHARES OF ITS COMMON STOCK
                          FOR EACH OUTSTANDING SHARE OF
            10% JUNIOR SERIES 3 CUMULATIVE REDEEMABLE PREFERRED STOCK

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., AUSTIN, TEXAS TIME, ON FRIDAY, OCTOBER 31, 1997, UNLESS EXTENDED.

         IXC Communications, Inc., a Delaware corporation (the "Company"), hereby offers to exchange, upon the terms and subject to the conditions set forth in this Offering Circular (the "Offering Circular") and in the accompanying Letter of Transmittal (the "Letter of Transmittal" and, together with the Offering Circular, the "Exchange Offer"), shares of its common stock, par value $.01 per share (the "Common Stock"), for each outstanding share of its 10% Junior Series 3 Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series 3 Preferred Stock"). The Common Stock issued pursuant to the Exchange Offer will not be registered under the Securities Act of 1933, as amended (the "Securities Act").

         The number of shares of Common Stock to be exchanged for each share of Series 3 Preferred Stock which has been properly tendered and not withdrawn (the "Exchange Ratio") will be based upon the last reported sale price of the Company's Common Stock on the Nasdaq National Market ("NNM") on the Expiration Date (as defined) (the "Valuation Price"). The Exchange Ratio will be equal to the ratio between (i) the sum of the per share liquidation preference of, and the accrued and unpaid dividends on, one share of Series 3 Preferred Stock as of the Expiration Date (if the Expiration Date is October 31, 1997, this amount will be approximately $1,645 per share) and (ii) the Valuation Price.

         The term "Expiration Date" means 5:00 p.m., Austin, Texas time on October 31, 1997, unless the Company extends the period of time during which the Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Company shall accept the tendered shares of Series 3 Preferred Stock. In the event that, at the Expiration Date, less than 90% of the outstanding shares of Series 3 Preferred Stock has been properly tendered and not withdrawn, the Company reserves the right, in its sole discretion, to terminate the Exchange Offer or exchange any or all of the tendered but not withdrawn shares of Series 3 Preferred Stock for shares of Common Stock. All shares of Series 3 Preferred Stock tendered, but not exchanged pursuant to the Exchange Offer, will be returned. The Company will pay all of its fees and expenses in connection with the Exchange Offer as set forth in
Section 11.

         The Company's indenture relating to its 12 1/2% Senior Notes due 2005 (the "Indenture") currently prohibits the payment of cash dividends on, and the redemption of, the Series 3 Preferred Stock. Under the terms of the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), unpaid dividends on the Series 3 Preferred Stock accumulate at an annual rate of 10% (based on the liquidation preference) plus interest. As of October 31, 1997, the amount of accrued and unpaid dividends on the Series 3 Preferred Stock will be $645 per share. Holders of Series 3 Preferred Stock are entitled to cash dividends only when, as and if declared by the Board of Directors. The Company has never paid cash dividends on the Series 3 Preferred Stock and does not expect to pay cash dividends on the Series 3 Preferred Stock in the foreseeable future. However, cash dividends may not be paid on the Company's 7 1/4% Junior Convertible Preferred Stock Due 2007 (the "Convertible Preferred Stock"),
12 1/2% Junior Exchangeable Preferred Stock Due 2009 (the "Exchangeable Preferred Stock") or Common Stock until all accrued dividends have been paid in cash on the Series 3 Preferred Stock. The holders of the Series 3 Preferred Stock have no remedy under the terms of the Restated Certificate in the event that cash dividends are not paid. Under the terms of the Restated Certificate, the Company has no obligation to redeem the Series 3 Preferred Stock and the Series 3 Preferred Stock may remain outstanding indefinitely. See Section 12.

                                         (cover continued on the following page)

         THE EXCHANGE OFFER IS CONDITIONED UPON A MINIMUM OF 90% OF THE SHARES OF SERIES 3 PREFERRED STOCK BEING PROPERLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE; HOWEVER, THE COMPANY RESERVES THE RIGHT, BUT WILL NOT BE OBLIGATED, TO EXCHANGE A LESSER PERCENTAGE OF SHARES OF SERIES 3 PREFERRED STOCK IF LESS THAN 90% OF THE SHARES OF SERIES 3 PREFERRED STOCK HAS BEEN PROPERLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE.

             THE DATE OF THIS OFFERING CIRCULAR IS OCTOBER 2, 1997.

         There is currently no established trading market for the Series 3 Preferred Stock. The Common Stock is quoted on the NNM. On October 1, 1997, the last full trading day prior to the announcement by the Company of the Exchange Offer, the closing per share price of the Common Stock reported on the NNM was $34.125. No assurance can be given as to the prices at which the Common Stock might be traded, or the trading volume of the Common Stock, following the consummation of the Exchange Offer. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Section 15.

         The Exchange Offer does not constitute a notice of redemption of the Series 3 Preferred Stock pursuant to the Restated Certificate, nor does the Company intend to effect such a redemption by making the Exchange Offer. Stockholders must make their own investment decision as to whether or not to tender the Series 3 Preferred Stock. In making such investment decisions, stockholders should review carefully the information set forth herein, including, but not limited to, the information set forth under the heading "Market and Trading Information."

         For the year ended December 31, 1996, earnings (loss) per share applicable to the Common Stock was $(1.39) per share. For the year ended December 31, 1996, assuming the Exchange Offer had been consummated on December 31, 1995, earnings (loss) per share applicable to the Common Stock would have been $(1.30) per share (assuming 100% of the Series 3 Preferred Stock was exchanged for Common Stock pursuant to the Exchange Offer). For the six months ended June 30, 1997 earnings (loss) per share applicable to the Common Stock was $(1.67) per share. Assuming the Exchange Offer had been consummated on December 31, 1996, earnings (loss) per share for such six month period would have been $(1.61) per share. See Section 17. The pro forma adjustments giving effect to the Exchange Offer assume that holders of 100% of the outstanding Series 3 Preferred Stock exchange such stock for shares of Common Stock and that the closing price of the Common Stock on the Expiration Date is $34.125 per share.

         As of the date of this Offering Circular, 12,550 shares of Series 3 Preferred Stock are issued and outstanding. Certain officers, directors and affiliates of the Company that beneficially own Series 3 Preferred Stock have advised the Company that they intend to participate in the Exchange Offer. See
Section 13.

         Holders of shares of Series 3 Preferred Stock accepted for exchange will not receive any separate payment in respect of dividends on such shares accrued subsequent to the Expiration Date.

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act afforded by
Section 3(a)(9) thereof. The Company therefore will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Series 3 Preferred Stock. The principal solicitation is being made by mail; however, additional solicitations may be made by fax, telephone or in person by officers and employees of the Company, who will not receive additional compensation. See Section 11.

         The Exchange Offer is not being made to, nor will the Company accept tenders from, holders of the Series 3 Preferred Stock in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities, or blue sky laws of such jurisdiction.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE BOARD OF DIRECTORS HAS APPROVED THE EXCHANGE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OF SERIES 3 PREFERRED STOCK. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES OF SERIES 3 PREFERRED STOCK PURSUANT TO THE EXCHANGE OFFER.

                            IXC COMMUNICATIONS, INC.
                                OFFER TO EXCHANGE


                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
OFFER TO EXCHANGE......................................................  i
INTRODUCTION...........................................................  1
1.       Number of Shares..............................................  2
2.       Procedure for Tendering Shares................................  2
3.       Withdrawal Rights.............................................  3
4.       Certain Conditions of the Exchange Offer......................  4
5.       Background and Purposes of the Exchange Offer.................  5
6.       Exchange Consideration........................................  6
7.       Certain Information About the Company.........................  6
8.       Selected Historical and Pro Forma Financial Data..............  7
9.       Certain Federal Income Tax Considerations..................... 10
10.      Extensions; Amendments; Termination........................... 11
11.      Fees and Expenses............................................. 11
12.      Description of Series 3 Preferred Stock....................... 11
13.      Security Ownership............................................ 12
14.      Description of Capital Stock.................................. 12
15.      Market and Trading Information................................ 13
16.      Additional Information........................................ 14


                                    IMPORTANT

         To accept the Exchange Offer, stockholders must strictly comply with the instructions contained in the Letter of Transmittal. Any stockholder tendering shares should (i) complete and sign the Letter of Transmittal (or a facsimile copy thereof) and mail or deliver it, together with stock certificates representing the tendered Series 3 Preferred Stock, and any other required documents, to the Company at the address set forth below, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholders having Series 3 Preferred Stock in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if they desire to tender such Series 3 Preferred Stock.

         Questions and requests for assistance or for additional copies of this Offering Circular, or the Letter of Transmittal, may be directed to Kelli McGlynn, Investor Relations, at the address and telephone number set forth below.

                            IXC Communications, Inc.
                       5000 Plaza on the Lake, Suite 200,
                               Austin, Texas 78746
                                 (512) 427-3731

         THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES OF SERIES 3 PREFERRED STOCK PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS OFFERING CIRCULAR SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                      DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated herein by reference:

        (1) The Annual Report of the Company on Form 10-K (File No. 0-20803) for its fiscal year ending December 31, 1996 (the "Form 10-K");

        (2) The Company's Current Reports on Form 8-K dated February 27, 1997, March 6, 1997, March 26, 1997, April 1, 1997, July 3, 1997, July 29, 1997,
August 5, 1997, August 18, 1997, August 20, 1997, August 21, 1997 and September 17, 1997;

        (3) The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1997 and the quarter ended June 30, 1997, as amended (collectively, the "Form 10-Qs");

        (4) The Company's definitive Proxy Statement for the Annual Meeting of Stockholders on May 6, 1997; and

        (5) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Offering Circular. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

        THIS OFFERING CIRCULAR INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM KELLI McGLYNN, INVESTOR RELATION COORDINATOR, IXC COMMUNICATIONS, INC., 5000 PLAZA ON THE LAKE, SUITE 200, AUSTIN, TEXAS 78746 (TELEPHONE 512-328-1112). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY THE DATE WHICH IS FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

                                  INTRODUCTION

         The Company hereby offers, upon the terms and subject to the conditions set forth herein, and in the accompanying Letter of Transmittal, to exchange shares of its Common Stock for each validly tendered outstanding share of its Series 3 Preferred Stock.

         The Exchange Offer is conditioned upon a minimum of 90% of the shares of Series 3 Preferred Stock being properly tendered and not withdrawn on or prior to the Expiration Date; however, the Company reserves the right, but will not be obligated, to exchange a lesser percentage of shares of Series 3 Preferred Stock if less than 90% of the shares of Series 3 Preferred Stock has been properly tendered and not withdrawn on or prior to the Expiration Date. The 12,550 shares of Series 3 Preferred Stock that the Company is offering to exchange represent all of the issued and outstanding Series 3 Preferred Stock. The Company will return all shares of Series 3 Preferred Stock not exchanged under the Exchange Offer. The Company will pay all of its fees and expenses in connection with the Exchange Offer as set forth herein. See Section 11.

         THE BOARD OF DIRECTORS HAS APPROVED THE EXCHANGE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES PURSUANT TO THE EXCHANGE OFFER.

         There is currently no established trading market for the Series 3 Preferred Stock. The Common Stock is listed on the NNM under the symbol "IIXC." On October 1, 1997, the last full trading day prior to the announcement by the Company of the Exchange Offer, the closing price per share of the Company's Common Stock was $34.125. No assurance can be given as to the prices at which the Common Stock might be traded, or the trading volume of the Common Stock, following the consummation of the Exchange Offer. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Section 15.

         Each share of Series 3 Preferred Stock acquired by the Company shall have the status of an authorized and unissued share of preferred stock available for redesignation and reissuance by the Company subject to applicable law. Such shares will be available for issuance by the Company, without further stockholder action, for general or corporate purposes, including stock splits or dividends, acquisitions, the raising of additional capital for use in the Company's business and the implementation of employee benefit plans. The Company has no current plans for any such uses of such Series 3 Preferred Stock.

         IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING WHETHER TO EXCHANGE SHARES OF SERIES 3 PREFERRED STOCK FOR SHARES OF COMMON STOCK, WHICH INVOLVE A HIGH DEGREE OF RISK.

         Loss of Rights and Privileges of Series 3 Preferred Stockholders Who Exchange Their Shares in the Exchange Offer. Series 3 Preferred Stockholders who exchange all or a portion of their Series 3 Preferred Stock for Common Stock will no longer own the Series 3 Preferred Stock exchanged and, consequently, will no longer be entitled to any of the rights and privileges of the Series 3 Preferred Stock, including but not limited to, the cumulative dividends payable thereon, and the liquidation preference therefor, as follows:

         Loss of 10% Dividend. The holders of Series 3 Preferred Stock, subject to the terms of the Restated Certificate and the Indenture, are entitled to receive annual dividends in an amount equal to $100 per share, plus an amount determined by applying a 10% annual rate compounded annually, to any accrued but unpaid dividend amount from the last day of the period when such dividend accrues to the actual date of payment. Holders of Common Stock are not entitled to dividends other than as declared by the Board of Directors. Dividends which are not declared by the Board of Directors with respect to the Common Stock do not accrue. Furthermore, dividends may not be paid on the Common Stock until all accrued and unpaid dividends are paid on all outstanding shares of preferred stock of the Company.

         Loss of Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Series 3 Preferred Stock are entitled to receive a liquidation preference of $1,000 per share plus an amount equal to all accrued and unpaid dividends before any distribution to holders of the Common Stock or any capital stock ranking junior to the Series 3 Preferred Stock. By exchanging their Series 3 Preferred Stock for Common Stock as provided herein, the holders of Series 3 Preferred Stock will give up their rights to such liquidation preference.

         Loss of Certain Voting Rights. The holders of the Series 3 Preferred Stock vote together with the holders of the Common Stock as a class, except where required by law or the Restated Certificate, and have the right to elect one member of the Board of Directors. By exchanging Series 3 Preferred Stock as provided herein, the holders of Series 3 Preferred Stock will give up their rights to vote as a separate class for the purpose of electing a member of the Board.

         Dividends on Common Stock. The Company has never paid dividends on the Common Stock and does not expect to pay any dividends on the Common Stock in the foreseeable future.

1.       NUMBER OF SHARES

         Upon the terms and subject to the conditions of the Exchange Offer, the Company will accept for exchange up to all 12,550 shares of Series 3 Preferred Stock, or such lesser number of shares as are properly tendered. The Exchange Offer is conditioned upon a minimum of 90% of the shares of Series 3 Preferred Stock being properly tendered and not withdrawn, on or prior to the Expiration Date; however, the Company reserves the right, but will not be obligated, to exchange a lesser percentage of shares of Series 3 Preferred Stock if less than 90% of the shares of Series 3 Preferred Stock has been properly tendered and not withdrawn on or prior to the Expiration Date. See Section 11 for a description of the Company's right to extend the time during which the Exchange Offer is open and to delay, terminate or amend the Exchange Offer.

         As set forth above, the Company will determine the number of shares of its Common Stock to be exchanged for each share of its Series 3 Preferred Stock using the Exchange Ratio determined using the closing price of the Company's Common Stock on the Expiration Date. If (1) the Company increases or decreases the number of shares of Common Stock to be exchanged for the Series 3 Preferred Stock, or the Company decreases the number of shares of Series 3 Preferred Stock being sought, and (2) the Exchange Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 11, the Exchange Offer will be extended for ten business days from and including the date of such notice. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m., through 12:00 midnight, Eastern time.

         If the number of shares of Series 3 Preferred Stock properly tendered, and not withdrawn, is greater than or equal to 90% of the outstanding Series 3 Preferred Stock, the Company will, upon the terms and subject to the conditions of the Exchange Offer, exchange all shares of Series 3 Preferred Stock so tendered. Tendering holders of Series 3 Preferred Stock whose shares are accepted for exchange will not receive fractional shares of Common Stock but instead will receive a cash payment in lieu thereof. See Section 6.

2.       PROCEDURE FOR TENDERING SHARES

         A holder electing to tender Series 3 Preferred Stock in the Exchange Offer should either (i) complete and sign the Letter of Transmittal, or a facsimile thereof, and mail or otherwise deliver the completed Letter of Transmittal, or such facsimile, together with certificates for shares of Series 3 Preferred Stock, and any other required documents, to the Company at the address set forth on the cover page of the Letter of Transmittal, or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him.

         The term "holder" with respect to the Series 3 Preferred Stock means any person in whose name shares of Series 3 Preferred Stock are registered on the books of the Company or any other person who has obtained a properly completed stock power from the registered holder.

         In order for a tender of Series 3 Preferred Stock to constitute a valid tender, holders should complete and deliver the Letter of Transmittal to the Company on or prior to the Expiration Date.

         The tender by a holder of Series 3 Preferred Stock pursuant to the procedure set forth herein will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         The method of delivery of the Series 3 Preferred Stock and Letter of Transmittal and all other required documents to the Company is at the election and risk of each holder. Except as otherwise provided herein, such delivery will be deemed made only when actually received by the Company. INSTEAD OF EFFECTING DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         All signatures on each Letter of Transmittal must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal). If the Letter of Transmittal is signed by a person other than the registered holder, such certificate(s) must be endorsed or accompanied by an appropriate stock power bearing the signature of the registered holder or holders exactly as the name or names appear(s) on the certificate(s).

         If the Letter of Transmittal or any other certificates, stock powers or proxies are signed by trustees, executors, administrators, guardians, or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance, withdrawal and revocation of tendered Series 3 Preferred Stock will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any and all tenders and withdrawals of Series 3 Preferred Stock that are not in proper form or the acceptance of which would, in the opinion of the Company or counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular shares of Series 3 Preferred Stock. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instruction in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders and withdrawals of Series 3 Preferred Stock must be cured within such time as the Company shall determine. The Company shall not be under any duty to give notification of defects in such tenders, withdrawals, deliveries or revocations and shall not incur any liability for failure to give such notification. Tenders and withdrawals of Series 3 Preferred Stock will not be deemed to have been made until such irregularities have been cured or waived. Any shares of Series 3 Preferred Stock received by the Company that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Company to the tendering holders of Series 3 Preferred Stock unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

3.       WITHDRAWAL RIGHTS

         Except as otherwise provided in this Section 3, Series 3 Preferred Stock tendered pursuant to the Exchange Offer is irrevocable. Any stockholder desiring to withdraw shares of Series 3 Preferred Stock tendered pursuant to the Exchange Offer must notify the Company as set forth below at any time before the Expiration Date, or if not previously accepted for payment by the Company, at any time after the Expiration Date.

         For a withdrawal to be effective, the Company must timely receive (at its address set forth on the cover page of the Letter of Transmittal) a written, or facsimile transmission notice, of withdrawal. Such notice of withdrawal must:
(i) be timely received by the Company at the address set forth on the cover page of the Letter of Transmittal before the Expiration Date; (ii) specify the name of the registered holder of the Series 3 Preferred Stock to be withdrawn; (iii) contain the certificate number(s) shown on the particular certificate(s) evidencing the shares of Series 3 Preferred Stock to be withdrawn; (iv) be signed by the registered holder of such Series 3 Preferred Stock in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees; and (v) state the number of shares of Series 3 Preferred Stock to be withdrawn.

         The Company, in its sole discretion, will determine the proper form and validity (including time of receipt) of notices of withdrawal, and such decisions shall be final and binding on all parties. Neither the Company, nor any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and no such person will incur any liability for failure to give any such notice. Any Series 3 Preferred Stock properly withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable following the Expiration Date, and will thereafter be deemed not tendered for purposes of the Exchange Offer. Properly withdrawn Series 3 Preferred Stock may, however, be retendered at any time before the Expiration Date by following one of the procedures described in Section 2.

4.       CERTAIN CONDITIONS OF THE EXCHANGE OFFER

         Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange shares, of Series 3 Preferred Stock tendered pursuant to the Exchange Offer, and may terminate or amend the Exchange Offer and may postpone the acceptance for exchange of, and exchange of, shares of Series 3 Preferred Stock tendered, if any time on or after the date of this Offering Circular and prior to the acceptance for exchange of any shares of Series 3 Preferred Stock, any of the following conditions shall occur:

         (a) less than 90% of Series 3 Preferred Stock is properly tendered and not withdrawn prior to the Expiration Date;

         (b) there shall have been instituted, pending or threatened any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign: (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the Exchange Offer, or the acceptance for exchange of, or exchange of, any shares of Series 3 Preferred Stock by the Company, or seeking to obtain material damages in connection with any transaction contemplated by the Exchange Offer; (ii) seeking to impose or confirm limitations on the ability of any stockholder of the Company or any affiliate of any stockholder of the Company to exercise effectively full rights of ownership of any shares of Common Stock or Series 3 Preferred Stock; (iii) seeking to require divestiture by any stockholder of the Company or any affiliate of any stockholder of the Company of any shares of Common Stock or Series 3 Preferred Stock; or (iv) that otherwise is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities or prospects of the Company and its subsidiaries taken as a whole;

         (c) there shall have been any action taken, or any statute, rule, regulations, legislations, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to
(i) the Company or any subsidiary or affiliate of the Company or (ii) any transaction contemplated by the Exchange Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, that is or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

         (d) there shall have occurred any change, condition, event or development that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities or prospects of the Company and its subsidiaries taken as a whole; or

         (e) there shall have occurred: (i) any general suspension of, or limitation on prices for, trading in securities on the NNM or any national securities exchange; (ii) any decline, measured from the date of this Offering Circular in the Standard & Poor's 500 Index by an amount in excess of 25%; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States by New York or federal banking authorities; (iv) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the judgment of the Company, might affect, the extension of credit by banks or other lending institutions; (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or any material escalation thereof; or
(vi) in the case of any of the foregoing existing on the date of this Offering Circular, a material acceleration or worsening thereof; which in the sole judgment of the Company in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

         If any of the conditions listed above is not satisfied, the Company may: (i) refuse to accept any Series 3 Preferred Stock and return all tendered Series 3 Preferred Stock to exchanging and tendering holders; (ii) extend the Exchange Offer and retain all Series 3 Preferred Stock tendered prior to the expiration of the Exchange Offer, subject to withdrawal rights of tendering holders of Series 3 Preferred Stock described herein; or (iii) waive or amend certain of such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Series 3 Preferred Stock. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver in a manner reasonably calculated to inform holders of Series 3 Preferred Stock of such waiver or amendment, and the Company will extend the Exchange Offer for a period which the Company in its discretion deems appropriate, depending on the significance of the waiver or amendment and the manner of disclosure to holders of Series 3 Preferred Stock.

5.       BACKGROUND AND PURPOSES OF THE EXCHANGE OFFER

         PREFERRED STOCK ARREARAGES

         As of October 31, 1997 the amount of accrued and unpaid dividends on the Preferred Stock will be $645 per share. The Indenture currently prohibits the payment of cash dividends on, and the redemption of, the Series 3 Preferred Stock. Under the terms of the Restated Certificate, unpaid dividends accumulate or accrue, at an annual rate of 10% (based on the liquidation preference) plus interest. Holders of Series 3 Preferred Stock are entitled to cash dividends only when, as and if declared by the Board of Directors. As of the date of this Offering Circular, the Company has never paid dividends on the Series 3 Preferred Stock and does not expect to do so in the foreseeable future. However, cash dividends may not be paid on the Company's Convertible Preferred Stock, Exchangeable Preferred Stock or Common Stock until all accrued dividends have been paid in cash on the Series 3 Preferred Stock. The holders of the Series 3 Preferred Stock have no remedy under the terms of the Restated Certificate in the event that cash dividends are not paid. Under the Restated Certificate, the Company has no obligation to redeem the Series 3 Preferred Stock and the Series 3 Preferred Stock may remain outstanding indefinitely.

         PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

         The Company believes that the elimination or reduction in the number of outstanding shares of Series 3 Preferred Stock resulting from the Exchange offer will provide a number of benefits to the Company and holders of Common Stock and Series 3 Preferred Stock, including the following:

                  (a) Even though additional shares of common stock would be issued in the Exchange Offer, elimination of the Series 3 Preferred Stock would increase earnings and/or decrease loss per share and increase book value per share applicable to the Common Stock. For the year ended December 31, 1996, assuming the Exchange Offer had been consummated on December 31, 1995, earnings
(loss) per share applicable to the Common Stock would have been $(1.30) per share, compared to $(1.39) per share, assuming all shares of Series 3 Preferred Stock were exchanged for Common Stock pursuant to the Exchange Offer. For the six months ended June 30, 1997, assuming the Exchange Offer had been consummated on December 31, 1996, earnings (loss) per share applicable to the Common Stock would have been $(1.61) per share, compared to $(1.67) per share. For the year ended December 31, 1996, assuming the Exchange Offer had been consummated on December 31, 1995, the pro forma book value per share of Common Stock, would have increased from $1.44 per share to $2.02 per share. For the six months ended June 30, 1997, on a pro forma basis the book value per share of Common Stock would have been $.41, compared to $(.23) per share. The pro forma adjustments giving effect to the Exchange Offer assume that holders of 100% of the outstanding Series 3 Preferred Stock exchange such stock for shares of Common Stock and that the closing price of the Common Stock on the Expiration Date is $34.125 per share. See Section 8.

                  (b) Completion of the Exchange Offer will eliminate or significantly reduce the number of shares of Series 3 Preferred Stock outstanding and the after-tax cost of the Series 3 Preferred Stock. Under the terms of the Restated Certificate, unpaid dividends on the Series 3 Preferred Stock accumulate at an annual rate of 10% (based on the liquidation preference) plus interest. Dividends on the Series 3 Preferred Stock, including unpaid dividends, reduce the Company's net income applicable to the Common Stock and are not a deductible expense to the Company for income tax purposes.

                  (c) The issuance of Common Stock in the Exchange Offer will increase the number of shares of Common Stock available for trading on the NNM and the number of holders of Common Stock which the Company believes will increase the liquidity of the Common Stock.

                  (d) By offering holders of Series 3 Preferred Stock the opportunity to exchange their shares for shares of Common Stock, which represents a more liquid investment than the Series 3 Preferred Stock, the Company is providing liquidity to the holders of the Series 3 Preferred Stock for their investment and an increased opportunity to dispose of their shares for cash if they should determine to do so. There is currently no established trading market for the Series 3 Preferred Stock and the Series 3 Preferred Stock is not registered under the Securities Act. Such shares of Series 3 Preferred Stock are "restricted securities" and may be sold in compliance with Rule 144 under the Securities Act. Shares of Common Stock issued in exchange for the Series 3 Preferred Stock will not be registered under the Securities Act. Such shares of Common Stock will also be "restricted securities" and may be sold in compliance with Rule 144. Rule 144 generally provides that beneficial owners of restricted stock who have held such restricted stock for one year may sell within a three-month period a number of shares not exceeding the greater of 1% of the total outstanding shares of the average weekly trading volume of the shares during the four calendar weeks preceding such sale. The Commission has taken the position that if securities are acquired from the issuer solely in exchange for other securities of the issuer, the securities so acquired are deemed to have been acquired at the same time as the securities surrendered in the exchange. Holders of shares of Series 3 Preferred Stock that exchange such shares for Common Stock will be deemed, for purposes of Rule 144, to have acquired such shares of Common Stock at the time they acquired the shares of Series 3 Preferred Stock. Accordingly, if they have met the one-year holding period requirement under Rule 144 with respect to the shares of Series 3 Preferred Stock exchanged, they will be deemed to have met the one-year holding requirement with respect to the Common Stock issued in exchange for such Series 3 Preferred Stock. Such Common Stock can be sold subject to the conditions of Rule 144. Such Common Stock will be accepted for quotation on the NNM, subject to official notice of issuance.

                  (e) By offering holders of Series 3 Preferred Stock a common equity stake in the Company, the Company is providing the holders with an opportunity to participate in the potential long-term appreciation of the Company's business.

         NO RECOMMENDATION BY BOARD OF DIRECTORS

         The Board of Directors of the Company has approved the Exchange Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Series 3 Preferred Stock. Stockholders must make their decisions whether to tender their Series 3 Preferred Stock and, if so, how many shares.

6.       EXCHANGE CONSIDERATION; NO FRACTIONAL SHARES

         The Company will use newly issued Common Stock as the consideration for the Exchange Offer which Common Stock will not be registered under the Securities Act. Such Common Stock will be accepted for quotation on the NNM, subject to official notice of issuance. Tendering holders of Series 3 Preferred Stock whose shares are accepted for exchange will not receive fractional shares of Common Stock but instead will receive a cash payment in lieu thereof equal to such fractional amount multiplied by the Valuation Price. Such cash payment may be made on behalf of the Company by a subsidiary of the Company. No interest will be paid on cash payments made to tendering record holders of Series 3 Preferred Stock in lieu of fractional shares of Common Stock. Holders of Series 3 Preferred Stock accepted for exchange will not receive any separate payment in respect of dividends with respect to such shares accrued subsequent to the Expiration Date.

7.       CERTAIN INFORMATION ABOUT THE COMPANY

         The Company is a provider of telecommunications transmission services to long distance and other communications companies. Additional information about the Company is available from the Company's public filings with the Securities and Exchange Commission as described in Section 16 below.

8.       SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

         The following table sets forth certain selected historical financial data of the Company and its predecessor. The historical financial data for the Company has been derived from the audited Consolidated Financial Statements of the Company as of and for the periods ended December 31, 1992, 1993, 1994, 1995 and 1996. The historical financial data for the period January 1, 1992 through August 14, 1992 relates to the Company's predecessor, IXC Carrier, Inc. (the "Company's Predecessor"), and has been derived from unaudited interim financial statements. The historical financial data for the Company for the six-month periods ended June 30, 1996 and 1997 has also been derived from unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for such interim periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

         The pro forma statement of operations data and other financial data is based on the historical financial statements of the Company and have been prepared to give effect to the Exchange Offer as if it had been consummated on December 31, 1995. The pro forma balance sheet data as of December 31, 1996 and June 30, 1997 are based on historical financial statements of the Company and have been prepared to give effect to the Exchange Offer as if it had become effective December 31, 1996 and June 30, 1997, respectively. The adjustments giving effect to the Exchange Offer assume that holders of 100% of the outstanding Series 3 Preferred Stock elect to exchange each share of the Series 3 Preferred Stock for 48.2 shares of Common Stock. This assumes a closing price of $34.125 per share of Common Stock on the Expiration Date. The pro forma financial information does not purport to be indicative of the results which would have actually been obtained had such transaction been completed as of the assumed dates or the results which may be obtained in the future.

         The selected financial data set forth below is qualified in its entirely by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Conditions and Results of Operations", "Business" and the Company's financial statements and the notes thereto appearing in the Company's Form 10-K for the year ended December 31, 1996 and the Company's Form 10-Q, as amended, for the quarter ended June 30, 1997 which are incorporated by reference herein.

                                                 THE
                                              COMPANY'S
                                              PREDECESSOR                       THE COMPANY
                                              ----------   -------------------------------------------------------
                                                JAN. 1     AUG. 15
                                               THROUGH     THROUGH
                                               AUG. 14,    DEC. 31,             YEAR ENDED DECEMBER 31,
                                              ----------   --------   --------------------------------------------
                                                 1992        1992       1993       1994        1995        1996
                                              ----------   --------   --------   ---------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenues...................   $   42,081   $ 23,893   $ 71,123   $  80,663   $  91,001   $ 203,761
  Operating expenses:
  Cost of services.........................       26,116     13,588     37,823      33,896      39,852     143,469
  Operations and administration............       11,226      6,759     22,835      20,561      32,282      47,067
  Depreciation and amortization............       10,517      8,033     21,061      12,121      17,438      27,241
                                              ----------   --------   --------   ---------   ---------   ---------
  Operating income (loss)..................       (5,778)    (4,487)   (10,596)     14,085       1,429     (14,016)
  Interest income..........................           45         --        215         211         468       2,838
  Interest income in escrow under
    Senior Notes...........................           --         --         --          --       2,552       7,404
  Interest expense.........................      (18,749)    (1,398)    (4,943)     (6,105)    (14,597)    (37,076)
  Contract settlement costs................           --     (2,000)       (59)         --          --          --
  Write-down of property and equipment.....           --         --    (37,960)         --          --          --
  Equity in net income (loss) of                      --                    --         (94)         19      (1,961)
    unconsolidated subsidiaries............                      --
  Benefit (provision) for income taxes.....          (77)     2,847     21,977      (3,157)      1,693       5,981
  Minority interests.......................           --        710       (446)         77       5,218        (618)
                                              ----------   --------   --------   ---------   ---------   ---------
  Income (loss) before extraordinary gain
    (loss)(1)..............................      (24,559)    (4,328)   (31,812)      5,017      (3,218)    (37,448)
  Extraordinary gain (loss)(2).............           --         --      8,495       2,298      (1,747)         --
                                              ----------   --------   --------   ---------   ---------   ---------
  Net income (loss)........................   $  (24,559)  $ (4,328)  $(23,317)  $   7,315   $  (4,965)  $ (37,448)
                                              ==========   ========   ========   =========   =========   =========
  Income (loss) per common and common
    equivalent share:

    HISTORICAL:
    Before extraordinary gain (loss).......                           $  (1.39)  $     .13   $    (.20)  $   (1.39)
    Extraordinary gain (loss)..............                                .35         .09        (.07)         --
                                                                      --------   ---------   ---------   ---------
    Net income (loss)......................                           $  (1.04)  $     .22   $    (.27)  $   (1.39)
                                                                      ========   =========   =========   =========
    PRO FORMA(3):
    Net income (loss)......................                                                              $   (1.30)
                                                                                                         =========
  Weighted average common and common
      equivalent shares
    Historical.............................                           $ 24,009      24,993      25,108      28,209
    Pro Forma(3)...........................                                                                 28,768

OTHER FINANCIAL DATA:
  EBITDA(4)................................   $    4,739   $  3,546   $ 10,465   $  26,206   $  18,867   $  13,225
  Capital expenditures.....................           18      1,435     27,008       7,087      23,670     136,391
  Ratio (deficiency) of earnings to
    combined fixed charges and
    preferred stock dividends
    Historical(5)..........................                                           1.4x     (12,348)    (47,355)
    Pro Forma (6)..........................                                                                (45,616)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                       ------------------------
                                                                          1996          1997
                                                                       ----------     ---------
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.............................................. $   69,257     $ 172,775
  Operating expenses:
  Cost of services....................................................     47,243       143,132
  Operations and administration.......................................     21,203        35,231
  Depreciation and amortization.......................................     12,654        23,365
                                                                       ----------     ---------
  Operating income (loss).............................................    (11,843)      (28,953)
  Interest income.....................................................        253         2,238
  Interest income in escrow under Senior Notes........................      4,637           203
  Interest expense....................................................    (19,360)      (15,760)
  Contract settlement costs...........................................         --            --
  Write-down of property and equipment................................         --            --
  Equity in net income (loss) of unconsolidated.......................        (14)       (6,351)
  subsidiaries........................................................
  Benefit (provision) for income taxes................................      2,765           252
  Minority interests..................................................       (204)         (317)
                                                                       ----------     ---------
  Income (loss) before extraordinary gain (loss)(1)...................    (23,766)      (48,688)
  Extraordinary gain (loss)(2)........................................         --            --
                                                                       ----------     ---------
  Net income (loss)................................................... $  (23,766)    $ (48,688)
                                                                       ==========     =========
  Income (loss) per common and common equivalent share:
    HISTORICAL:
    Before extraordinary gain (loss).................................. $     (.99)    $   (1.67)
    Extraordinary gain (loss).........................................         --            --
                                                                       ----------     ---------
    Net income (loss)................................................. $     (.99)    $   (1.67)
                                                                       ==========     =========
    PRO FORMA(3):
    Net income (loss).................................................                $   (1.61)
                                                                                      =========
  Weighted average common and common equivalent shares
    Historical........................................................     25,011        30,799
    Pro Forma(3)......................................................                   31,385

OTHER FINANCIAL DATA:
  EBITDA(4)........................................................... $      811     $  (5,588)
  Capital expenditures................................................     32,783       140,901
  Ratio (deficiency) of earnings to combined fixed charges and preferred stock dividends
    Historical(5).....................................................    (27,669)      (54,584)
    Pro Forma (6).....................................................                  (53,639)

                                                                          THE COMPANY
                                             -----------------------------------------------------------------------
                                                                    DECEMBER 31,                           JUNE 30,
                                             --------------------------------------------------------     ----------
                                               1992       1993         1994        1995        1996          1997
                                             --------   --------     --------    --------    --------     ---------
BALANCE SHEET DATA:
  Cash and cash equivalents............      $  2,746    $ 6,230     $  6,048    $  6,915    $ 61,340      $ 40,974
  Cash held in escrow under
    Senior Notes.......................            --         --           --     198,266      51,412            --
  Total assets.........................       117,741     94,281      105,409     336,475     459,151       552,900
  Total debt and capital lease
    obligations........................        32,891     59,954       69,124     298,794     302,281       300,749
  Redeemable preferred stock...........            --      1,400        1,400          --          --        98,010
  Stockholders' equity ................        30,028      6,871       14,189       6,858      63,479        12,908
  Book value per common share(7)
    Historical.........................                                                      $   1.44      $  (0.23)
    Pro Forma..........................                                                      $   2.02      $   0.41

----------

(1) Includes a $38.0 million non-cash charge in 1993 relating to a write-down of microwave equipment.

(2) The extraordinary items for all periods result from early extinguishment of debt (involving a related party in 1994), including capital lease obligations, net of applicable income taxes.

(3) The pro forma net income (loss) per common and common equivalent share and the weighted average common and common equivalent shares reflect the common shares to be issued in the Exchange Offer as if the shares had been outstanding for the entire periods presented, based upon an assumed Closing Price of $34.125 per share on the Expiration Date.

(4) EBITDA is operating income (loss) plus depreciation and amortization. EBITDA for 1995 and subsequent periods includes the negative EBITDA of the Company's switched long distance services business. The Company has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

(5) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income before the provision (benefit) for income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and the portion of rental expense on operating leases which the Company estimates to be representative of the interest factor attributable to the leases. Preferred stock dividends consist of dividends on the Series 3 Preferred Stock, and dividends on the Company's Convertible Preferred Stock. Historically, amounts are as adjusted for the sale of the Convertible Preferred Stock and the Exchangeable Preferred Stock as if they had occurred on or before January 1, 1997, and assuming dividends are paid in cash at 7 1/4% on the Convertible Preferred Stock and at 12 1/2% on the Exchangeable Preferred Stock, the Company's earnings would have been insufficient to cover combined fixed charges and preferred stock dividends by $75.6 million for the six months ended June 30, 1997. Additional dividends will accrue on the Convertible Preferred Stock if the Company fails to comply with certain of its obligations under the registration rights agreement relating thereto or if, after March 31, 1999, the Company is not contractually permitted to pay cash dividends on the Convertible Preferred Stock. Additional dividends will also accrue on the Exchangeable Preferred Stock if the Company fails to comply with certain of its obligations under the registration rights agreement in connection therewith.

(6) The pro forma ratio (deficiency) of earnings to combined fixed charges and preferred stock dividends reflect the historical ratios adjusted to exclude dividends on the Series 3 Preferred Stock.

(7) The historical book value per common share is computed using the shares outstanding at the end of each respective period and stockholders' equity less the liquidation preference for the Series 3 Preferred Stock. The pro forma computation includes the Common Stock shares assumed to be issued based upon an assumed Closing Price of $34.125 per share on the Expiration Date.


9.       CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         Set forth below is a summary of the Company's understanding of the material Federal income tax considerations applicable to the Company and to holders whose Series 3 Preferred Stock is tendered and accepted in the Exchange Offer if the Exchange Offer is consummated. This summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder of Series 3 Preferred Stock in light of such holder's personal investment circumstances or to certain types of holders of Series 3 Preferred Stock subject to special treatment under the Federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations and individuals who are not citizens or residents of the United States) and does not discuss any aspect of state, local, or foreign taxation. The discussion with respect to exchanging or non-tendering holders is limited to those who have held the Series 3 Preferred Stock as "capital assets" and who will hold the Common Stock as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code (the "Code"). The summary is based upon the Company's understanding of the laws, regulations, filings and decisions now in effect and upon proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision.

        This discussion is only a summary of the Company's understanding of certain U.S. Federal income tax considerations relevant to the Exchange Offer and does not purport to be a complete analysis of all potential tax consequences of such exchange, or all the potential tax effects thereof. Further, the discussion is not binding on the Internal Revenue Service (the "IRS") or the courts. The Company has not sought, and will not seek, any rulings from the IRS with respect to the positions discussed herein and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the Exchange Offer, or that any such position would not be sustained.

         THE SUMMARY REFLECTS THE COMPANY'S UNDERSTANDING AS TO CERTAIN TAX CONSEQUENCES AND IS NOT BASED UPON A LEGAL OPINION OF TAX COUNSEL. THE
FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER ARE COMPLEX. THE SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY. EACH HOLDER OF SERIES 3 PREFERRED STOCK SHOULD CONSULT SUCH TAX HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXCHANGE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         EXCHANGE OF SERIES 3 PREFERRED STOCK FOR COMMON STOCK

         General. An exchange of Series 3 Preferred Stock for Common Stock pursuant to the Exchange Offer should constitute a recapitalization under
Section 368(a)(1)(E) of the Code. Except as provided below with respect to Common Stock received in exchange for unpaid dividends, a holder who exchanges Series 3 Preferred Stock for Common Stock should not recognize any gain or loss on the exchange. The Common Stock received by such a holder should have an initial tax basis equal to the adjusted tax basis of the Series 3 Preferred Stock exchanged therefor. The Common Stock should have a holding period that includes the period during which the holder held the Series 3 Preferred Stock exchanged therefor.

         Holders of Series 3 Preferred Stock should recognize gain upon receipt of Common Stock in exchange for their rights to accrued but unpaid dividends on the Series 3 Preferred Stock exchanged therefor in an amount equal to the unpaid dividends on the Expiration Date. Assuming the Expiration Date is not extended, that amount would be $645 per share. The basis of Common Stock received in exchange for unpaid dividends should equal the amount of gain recognized in the exchange for such Common Stock. The holding period of the Common Stock received in exchange for unpaid dividends will commence the day following receipt of such Common Stock.

         Treatment of non-exchanging holders. The Exchange Offer will not result in the recognition of income, gain or loss to holders of Series 3 Preferred Stock who do not participate in the Exchange Offer.

         TAX CONSEQUENCES TO THE COMPANY

         Section 382 of the Code limits the use of net operating loss carryovers by a corporation that has been subject to an "ownership change." The taxable income of such a corporation which is available for offset by pre-ownership change net operating loss carryovers is limited each year to the long term tax-exempt rate (published monthly by the Internal Revenue Service) multiplied by the value of the equity of the corporation on the date immediately preceding an ownership change. Similar limitations apply in respect of carryovers of other beneficial tax attributes.

         The Company believes that an ownership change should not occur as a result of the consummation of the Exchange Offer and that it would therefore have full utilization of its net operating loss carryovers to offset future taxable income.

10.      EXTENSIONS; AMENDMENTS; TERMINATION

         In order to extend the Expiration Date, the Company will make a public announcement thereof, prior to 10:00 a.m., Austin, Texas time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period or on a daily basis.

         The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to (i) delay accepting any Series 3 Preferred Stock to extend the Exchange Offer or to terminate the Exchange Offer and not accept Series 3 Preferred Stock not previously accepted if any of the conditions set forth herein in Section 4 shall exist or shall have occurred and shall not have been waived or satisfied by the Company, or (ii) waive any such condition or amend the terms of the Exchange Offer in any respect. Any such delay in acceptance, extension, termination, amendment or waiver will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose each amendment in a manner reasonably calculated to inform the holders of such amendment and the Company will extend each such amended Exchange Offer for a period which the Company in its discretion deems appropriate, depending upon the significance of the amendment and the manner of disclosure to holders of the Series 3 Preferred Stock, if such amended Exchange Offer would otherwise expire during such period. Any such extension shall be in compliance with the applicable rules and regulations of the Securities and Exchange Commission (the "Commission").

         Subject to applicable law (including Rule 13e-4(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that material changes be promptly disseminated to holders in a manner reasonably calculated to inform them of such change) and without limiting the manner in which the Company may choose to make a public announcement, if any, of any extension, amendment, waiver or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by timely making of a press release.

         If, prior to the Expiration Date, the Company should decide to increase or decrease the percentage or the consideration being offered in the Exchange Offer and, at the time notice of any such increase or decrease in the percentage or the consideration being offered is first published, sent or given to holders of such shares, the Exchange Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first published, sent or given, the Exchange Offer will be extended at least until the expiration of such ten business day period.

11.      FEES AND EXPENSES

         Other than as set forth in the Letter of Transmittal, the expenses of soliciting tenders of Series 3 Preferred Stock will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitations may be made by fax, telephone or in person by officers and employees of the Company, who will not receive additional compensation. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward the material regarding the Exchange Offer to the beneficial owners of Series 3 Preferred Stock. The Company will reimburse such forwarding agents for reasonable out-of-pocket expenses incurred by them, but no compensation will be paid for their services.

12.      DESCRIPTION OF SERIES 3 PREFERRED STOCK

         The following summary of the terms of the Series 3 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Restated Certificate, the Company's Bylaws and the provisions of applicable law.

         The holders of Series 3 Preferred Stock, subject to the terms of the Restated Certificate, as amended, are entitled to receive a liquidation preference of $1,000 per share, plus an amount equal to all accrued and unpaid dividends and the Company may voluntarily redeem the Series 3 Preferred Stock for $1,000 per share, plus an amount equal to all accrued and unpaid dividends. In addition, the holders of Series 3 Preferred Stock are entitled to receive annual dividends, subject to the limitations of the Restated Certificate and in the Indenture, in an amount equal to $100 per share, plus an amount determined by applying a 10% annual rate (compounded annually), to any accrued but unpaid dividend amount from the last day of the period when such dividend accrues to the actual date of payment. Cumulative dividends, including accrued but unpaid interest, with respect to the Series 3 Preferred Stock, as of October 31, 1997, will be approximately $8.1 million. The holders of the Series 3 Preferred
Stock vote together with the holders of the Common Stock as a class, except where otherwise required by law or the Restated Certificate, and have the right to elect one member of the Board of Directors.

13.      SECURITY OWNERSHIP

         As of the date of this Offering Circular, there are 12,550 shares of Series 3 Preferred Stock issued and outstanding. Shares of Series 3 Preferred Stock are held by certain officers, directors and affiliates of the company as follows: (i) Ralph J. Swett, the Chairman, President and Chief Executive Officer, beneficially owns 25 shares; (ii) Richard D. Irwin (a director) and certain of his affiliates beneficially own 999.58 shares; and (iii) Trustees of General Electric Pension Trust ("GEPT") (a major stockholder and an affiliate of Wolfe H. Bragin, a director of the Company) beneficially owns 6,725 shares of Series 3 Preferred Stock. Mr. Swett and Mr. Irwin have advised the Company that they intend to participate in the Exchange Offer. The Company does not know whether GEPT will participate in the Exchange Offer.

14.      DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 3,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate, the Company's Bylaws and the provisions of applicable law.

COMMON STOCK

         As of September 1, 1997, there were 30,908,190 outstanding shares of Common Stock held by 86 holders of record. Each holder of Common Stock and Series 3 Preferred Stock is entitled to one vote per share on all matters to be voted on by the stockholders, voting together as a single class. Subject to the rights of the holders of the Preferred Stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets, if any, remaining, after payment of liabilities, subject to the prior liquidation rights of holders of the Preferred Stock described below. The Common Stock has no preemptive or other similar rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

         The Company has designated 1,400,000 shares of Preferred Stock as Convertible Preferred Stock, 450,000 shares of Preferred Stock as Exchangeable Preferred Stock, 2,000 shares of Preferred Stock as Series 1 Preferred Stock and 12,550 shares of Preferred Stock as Series 3 Preferred Stock. As of September 1, 1997, there were 1,018,123 shares of Convertible Preferred Stock issued and outstanding, 300,000 shares of Exchangeable Preferred Stock issued and outstanding, all of the 12,550 shares of Series 3 Preferred Stock were issued and outstanding, all of the previously outstanding shares of Series 1 Preferred Stock had been redeemed, and no other shares of Preferred Stock were outstanding. As of September 1, 1997, the Convertible Preferred Stock, the Series 3 Preferred Stock and the Exchangeable Preferred Stock were held by 17, 87 and 3 holders of record respectively. The shares of Series 3 Preferred Stock were purchased upon the formation of a predecessor of the Company at a purchase price of $1.00 per share.

         The Board of Directors of the Company has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, voting rights and the number of shares consisting of any series or the designation of such series without further vote or action by the stockholders.

         The Convertible Preferred Stock was issued and sold in April 1997. The Convertible Preferred Stock is convertible at the option of the holders, unless previously redeemed, at any time into shares of Common Stock at a rate (subject to adjustment in certain events) of 4.263 shares of Common Stock for each share of Convertible Preferred Stock, equivalent to a conversion price of $23.46 for each share of Common Stock. Dividends on the Convertible Preferred Stock accrue at a rate per annum of 7 1/4% per share on the liquidation preference thereof of $100 per share ($7.25 per annum per share). Dividends payable prior to or on June 30, 1999, are, at the option of the Company, payable (i) in cash or (ii) through the issuance of additional shares of Convertible Preferred Stock equal to the dividend amount divided by the liquidation preference of such additional shares. After March 31, 1999, to the extent and for so long as the Company is not permitted to pay cash dividends on the Convertible Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is subject, the Company will be required to pay dividends, which shall accrue at the rate per annum of 8 3/4%, through the issuance of additional shares of Convertible Preferred Stock.

         The Exchangeable Preferred Stock was issued and sold in August 1997. The Exchangeable Preferred Stock will be, under certain terms and conditions, exchangeable into the Company's 12 1/2% Subordinated Exchange Debentures Due 2009 (the "Exchange Debentures") as set forth in the Certificate of Designation in connection with the Exchangeable Preferred Stock. Dividends on the Exchangeable Preferred Stock accrue at a rate per annum of 12 1/2% of the liquidation preference thereof of $1,000 per share. Dividends are payable quarterly in cash, except that on or prior to February 15, 2001, dividends may be paid, at the Company's option, by the issuance of additional shares of Exchangeable Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends. The Exchangeable Preferred Stock is not redeemable prior to August 15, 2002, except that, on or prior to August 15, 2000, the Company may redeem, at its option, up to 35% of the outstanding Exchangeable Preferred Stock with the net proceeds of one or more public equity offerings if at least $195 million aggregate liquidation preference of the Exchangeable Preferred Stock remains outstanding after each such redemption. On or after August 15, 2002, the Exchangeable Preferred Stock is redeemable at the option of the Company. The Company is required to redeem the Exchangeable Preferred Stock on August 15, 2009 out of any funds legally available therefor.

         The Series 3 Preferred Stock ranks senior to the Exchangeable Preferred Stock, the Convertible Preferred Stock and the Common Stock with respect to payment of dividends, and amounts upon liquidation, dissolution and winding up. The Company may not pay cash dividends on the Exchangeable Preferred Stock, the Convertible Preferred Stock or the Common Stock until all accrued and unpaid dividends on the Series 3 Preferred Stock have been paid in full.

15.      MARKET AND TRADING INFORMATION

         There is currently no established trading market for the Series 3 Preferred Stock. The Common Stock is quoted on the NNM under the symbol "IIXC." The following table sets forth for the calendar periods indicated, beginning July 3, 1996, the date on which the Company's Common Stock was first publicly traded, the high ask and low bid prices per share for the Common Stock as reported by the National Association of Securities Dealers, Inc.

                                                                               HIGH            LOW
                                                                            ----------      ----------
1996
    Third Quarter (from July 3, 1996)..................................       21-3/8          11-1/2
    Fourth Quarter.....................................................       30-3/4          17-1/4


1997
    First Quarter......................................................       36-1/4          18-3/4
    Second Quarter.....................................................       27-7/8            17
    Third Quarter......................................................         33            19-1/2


         No dividends have been paid on the Common Stock and the Company does not expect to pay dividends on the Common Stock in the foreseeable future.

         The shares of Common Stock issuable in the Exchange Offer have been accepted for quotation on the NNM, subject to official notice of issuance. Quotations on the NNM reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. STOCKHOLDERS ARE URGED TO CONTACT THEIR BROKERS AND OBTAIN CURRENT INFORMATION WITH RESPECT TO THE COMMON STOCK.

         The trading price of the Common Stock could be subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results, competition, announcement of technological innovations or new products by the Company or its competitors, product enhancements by the Company or its competitors, regulatory changes, any difference in actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies that often has been unrelated to the operating performance of such companies. NO ASSURANCE CAN BE GIVEN CONCERNING THE PRICES AT WHICH THE COMMON STOCK MIGHT BE TRADED OR THE TRADING VOLUME OF THE COMMON STOCK FOLLOWING THE CONSUMMATION OF THE EXCHANGE OFFER.



16.      ADDITIONAL INFORMATION

         The Company has filed a Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") with the Commission with respect to the Exchange Offer. As permitted by the rules and regulations of the Commission, this Offering Circular omits certain information and exhibits contained in the Schedule 13E-4. Such additional information and exhibits can be inspected at and obtained from the Commission in the manner set forth below or from the Company at no cost. For further information with respect to the securities offered hereby and the Company, reference is made to the Schedule 13E-4 and the exhibits thereto. Statements contained in this Offering Circular as to the terms of any contract or other document are not necessarily complete, and, in each case, reference is made to the copy of each contract or other document that has been filed as an exhibit to the Schedule 13E-4, each such statement being qualified in all respects by such reference.

         The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files periodic reports and other information with the Commission. Such reports and other information filed with the Commission, as well as the Schedule 13E-4, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically.






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